Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated February 27, 2024

Registration Statement No. 333-263086

$750,000,000 5.900% Senior Notes due 2054 (the “notes”)

Issuer:	Willis North America Inc.

Guarantors:

Willis Towers Watson Public Limited Company

Willis Towers Watson Sub Holdings Unlimited Company

Willis Netherlands Holdings B.V.

Willis Investment UK Holdings Limited

TA I Limited

Willis Towers Watson UK Holdings Limited

Willis Group Limited

Trinity Acquisition plc

Expected Ratings (Moody’s/S&P)*:	Baa3 (positive outlook) / BBB+ (stable outlook)

Security Type:	Senior, Unsecured

Principal Amount:	$750,000,000

Issue Price:	99.512% of the principal amount

Proceeds to Issuer (before underwriting discount and offering expenses):	$746,340,000

Trade Date:	February 27, 2024

Settlement Date:	March 5, 2024 (T+5)

Maturity Date:	March 5, 2054

Coupon:	5.900%

Interest Payment Dates:	Semi-annually on March 5 and September 5 of each year, commencing on September 5, 2024

Benchmark Treasury:	4.750% due November 15, 2053

Benchmark Treasury Price / Yield:	105-05+ / 4.435%

Spread to Benchmark Treasury:	+ 150 basis points (1.500%)

Yield to Maturity:	5.935%

Optional Redemption:	Prior to September 5, 2053 (six months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to, but excluding, the date of redemption, and

2. 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP/ISIN:	970648AN1 / US970648AN13

*    *    *

Joint Book-Running Managers:

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Barclays Capital Inc.

PNC Capital Markets LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

Goldman Sachs & Co. LLC

Lloyds Securities Inc.

M&T Securities, Inc.

MUFG Securities Americas Inc.

Santander US Capital Markets LLC

Standard Chartered Bank

TD Securities (USA) LLC

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling BNP Paribas Securities Corp. at 1-800-854-5674, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified in this communication, which will be the fifth business day following the date of pricing of such notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the succeeding two business days will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes on the date of pricing or the succeeding two business days should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.